BASSETT VENTURES INC.

(Formerly AssistGlobal Technologies Corp.)

FINANCIAL STATEMENTS

DECEMBER 31, 2005 and 2004

AUDITORS' REPORT

To the Shareholders of:

Bassett Ventures Inc.

We have audited the balance sheets of Bassett Ventures Inc. (formerly AssistGlobal Technologies Corp.) as at December 31, 2005 and 2004 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the United States Public Company Accounting Oversight Board..  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

The Company is not required to have, nor have we been engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

COMMENTS BY AUDITOR ON CANADA – UNITED STATES OF AMERICA REPORTING DIFFERENCE

The standards of the United States Public Company Accounting Oversight Board require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 2 to the financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the United States Public Company Accounting Oversight Board, our report to the shareholders is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors’ report when these are adequately disclosed in the financial statements.

Chartered Accountants

Langley, British Columbia

April 25, 2006

The accompanying notes are an integral part of these financial statements.

2.

BASSETT VENTURES INC.

(Formerly AssistGlobal Technologies Corp.)

BALANCE SHEETS

(Expressed in Canadian Dollars)

As at December 31,	2005	2004
		(Note 12)
ASSETS
CURRENT
Cash and cash equivalents	$17,163	$1,690
Accounts receivable	8,938	–
Prepaid expenses	–	967
Current assets of discontinued operations (Note 4)	–	241,273
	26,101	243,930
PROPERTY AND EQUIPMENT (Note 5)	6,522	4,041
ASSETS OF DISCONTINUED OPERATIONS (Note 4)	–	65,967
	$32,623	$313,938
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$150,636	$87,112
Demand loan (Note 6)	16,500	–
Current liabilities of discontinued operations (Note 4)	–	355,411
	167,136	442,523
LIABILITIES OF DISCONTINUED OPERATIONS (Note 4)	–	55,652
	167,136	498,175
SHAREHOLDERS' EQUITY
Share capital (Note 7)	1,174,911	1,132,603
Additional paid-in capital	670,374	459,835
Deficit	(1,979,798)	(1,776,675)
	(134,513)	(184,237)
	$32,623	$313,938

GOING CONCERN (Note 2)

COMMITMENTS (Note 11)

_______ “Sokhie Puar”_______  Director

_______”Praveen Varshney”__  Director

The accompanying notes are an integral part of these financial statements.

2.

BASSETT VENTURES INC.

(Formerly AssistGlobal Technologies Corp.)

STATEMENTS OF OPERATIONS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31,	2005	2004
		(Note 12)
EXPENSES
Advertising and promotion	$399	$5,924
Amortization	1,814	813
Bank charges and foreign exchange	558	1,267
Management and consulting fees:
Incurred	95,803	135,625
Stock-based compensation	–	140,439
Office and administration	3,304	10,647
Professional fees	56,108	41,401
Regulatory and share transfer fees	17,737	18,612
Rent and occupancy costs	16,982	18,860
Stock based compensation	–	158,444
Travel	–	8,524
Wages and benefits	11,461	7,314
	204,166	547,870
Loss before other items	204,166	547,870
Other income	(68)	(184)
Loss on disposal of equipment	–	1,252
Net loss from continuing operations	204,098	548,938
Net (income) loss from discontinued operations (Note 4)	(975)	169,501
Net loss for the year	$203,123	$718,439
Loss per share	$0.06	$0.16
Loss per share from continued operations	$0.06	$0.12
Loss per share from discontinued operations	$0.00	$0.04
Weighted average number of shares outstanding	3,655,165	4,405,835

The accompanying notes are an integral part of these financial statements.

3.

BASSETT VENTURES INC.

(Formerly AssistGlobal Technologies Corp.)

STATEMENTS OF SHAREHOLDERS' EQUITY

(Expressed in Canadian Dollars)

DECEMBER 31, 2005

	Common Shares		Additional		Total
	Number		Paid-in	Accumulated	Shareholders'
	of Shares	Amount	Capital	Deficit	Equity
Balance, June 30, 2003	8,188,780	$ 13,503,911	$ –	$(13,754,866)	$ (250,955)
Share consolidation 3:1	(5,459,187)	–	–	–	–
Common shares issued for shares of
AssistGlobal Inc. (including 750,000
shares issued as a finder's fee)	11,100,000	(13,503,911)	–	13,503,911	–
AssistGlobal Inc. shareholder deficiency
acquired on reverse acquisition	–	177,380	–	(278,849)	(101,469)
Stock options exercised	200,000	60,000	–	–	60,000
Issue of common shares for cash	1,973,750	315,800	–	–	315,800
Fair value of options issued to consultants (Note 3 (d))	–	–	280,276	–	280,276
Net loss for the year	–	–	–	(528,432)	(528,432)
Balance, December 31, 2003, as restated	16,003,343	553,180	280,276	(1,058,236)	(224,780)
Stock options exercised	1,000,000	332,500	–	–	332,500
Stock compensation on options exercised	–	91,323	(91,323)	–	–
Issue of common shares for cash, net of share
issue costs of $9,793	420,000	127,600	–	–	127,600
Issue of common shares for investor relation services	200,000	28,000	–	–	28,000
Fair value of options issued to employees and consultants	–	–	270,882	–	270,882
Net loss for the year	–	–		(718,439)	(718,439)
Balance, December 31, 2004	17,623,343	1,132,603	459,835	(1,776,675)	(184,237)
Stock consolidation 4:1	(13,217,508)	–	–	–	–
Shares returned to treasury (Note 4)	(1,688,992)	(107,692)	210,539	–	102,847
Issue of common shares by way of private placements	1,500,000	150,000	–	–	150,000
Net loss for the year	–	–	–	(203,123)	(203,123)
Balance, December 31, 2005	4,216,843	$ 1,174,911	$ 670,374	$ (1,979,798)	$ (134,513)

The accompanying notes are an integral part of these financial statements.

4.

BASSETT VENTURES INC.

(Formerly AssistGlobal Technologies Corp.)

STATEMENTS OF CASH FLOWS

 (Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31,	2005	2004
		(Note 12)
CASH FLOWS (USED IN) PROVIDED BY:
OPERATING ACTIVITIES
Net loss from continuing operations	$(204,098)	$(548,938)
Adjustments for items not affecting cash:
Amortization	1,814	813
Stock-based compensation	–	298,883
Loss on disposal of equipment	–	1,252
Changes in non-cash working capital balances:
Accounts receivable	(8,938)	4,558
Prepaid expenses	967	(967)
Accounts payable and accrued liabilities	63,522	(49,155)
Demand loan	16,500	–
	(130,233)	(293,554)
FINANCING ACTIVITIES
Common stock issued for cash, net of issuance costs	150,000	127,600
Common stock issued on exercise of options	–	332,500
	150,000	460,100
INVESTING ACTIVITIES
Purchase of equipment	(4,294)	(4,755)
Investment in subsidiary	–	(179,230)
	(4,294)	(183,985)
Increase (decrease) in cash and cash equivalents
from continuing operations	15,473	(17,439)
Decrease in cash and cash equivalents from discontinued operations	(14,129)	(44,442)
Increase (decrease) in cash and cash equivalents	1,344	(61,881)
Cash and cash equivalents from continued operations, beginning	1,690	19,129
Cash and cash equivalents from discontinued operations, beginning	14,129	58,571
Cash and cash equivalents, beginning	15,819	77,700
Cash and cash equivalents from continued operations, ending	17,163	1,690
Cash and cash equivalents from discontinued operations, ending	–	14,129
Cash and cash equivalents, ending	$17,163	$15,819
SUPPLEMENTAL INFORMATION
Cash paid to (received from):
Interest	$–	$6,958
Income taxes	$–	$–
Non-cash activities:
Property and equipment acquired under capital lease	$–	$22,787
Shares issued for investor relation services	$–	$28,000

The accompanying notes are an integral part of these financial statements.

5.

BASSETT VENTURES INC.

(Formerly AssistGlobal Technologies Corp.)

NOTES TO FINANCIAL STATEMENTS

December 31, 2005

(Expressed in Canadian Dollars)

1.

NATURE OF BUSINESS AND REORGANIZATION

The Company through its wholly owned subsidiary, AssistGlobal Inc. (formerly AssistGlobal.com Communications Inc.) (“AGI”), was engaged in the business of developing, selling, hosting and supporting project and facility management software and providing other custom application solutions globally. The main proprietary line Microview FM is designed for use on PDA's. It records and updates facilities data on the spot for large scale reorganizations, employee moves, inventory, maintenance and inspection activities.

In July 2005, AGI was distributed to shareholders of AGI upon the redemption of their company shares. The redemption gave rise to a $102,847 credit to contributed surplus.

Effective July 7, 2005, the Company consolidated its share capital on the basis of one new share for every four old shares and changed its name to Bassett Ventures Inc.

2.

CONTINUING OPERATIONS

The financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assume that the Company will realize its assets and liabilities in the normal course of business. Realization values may be substantially different from carrying values as shown in these financial statements should the Company be unable to continue as a going concern.

As at December 31, 2005, the Company has a working capital deficiency of $141,035 and has accumulated losses of $1,979,798. The Company’s ability to meet its obligations and maintain operations is contingent upon the Company’s ability to receive continued financial support, complete equity financing or generate profitable operations in the future.

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Outlined below are those policies considered particularly significant by the Company.

(a)

Accounting estimates

The preparation of financial statements in accordance with accounting principles generally accepted in Canada requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses for the reporting year. Actual results could differ from those estimated by management.

6.

BASSETT VENTURES INC.

(Formerly AssistGlobal Technologies Corp.)

NOTES TO FINANCIAL STATEMENTS

December 31, 2005

(Expressed in Canadian Dollars)

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

(b)

Cash and cash equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are recorded at cost, which approximates market value.

(c)

Property and equipment

Property and equipment are recorded at cost less accumulated amortization. Annual rates of amortization are as follows:

Computer equipment

30%

declining balance

Computer software

50%

straight line

Furniture and fixtures

20%

declining balance

Leasehold improvements

Term of lease

straight line

In the year of acquisition, these rates are reduced by one-half.

(d)

Stock-based compensation

The Company has a stock option plan, which is described in Note 8(c). Effective July 1, 2002, the Company applied the fair value based method of accounting prescribed by CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, only to employee stock appreciation rights, and applied the settlement method of accounting to employee stock options. Under the settlement method, any consideration paid by employees on the exercise of stock options or purchase of stock is credited to share capital and no compensation expense is recognized.

The CICA Accounting Standards Board has amended CICA Handbook Section 3870 - Stock-based Compensation and Other Stock-based Payments - to require entities to account for employee stock options using the fair value based method, beginning January 1, 2004. Under the fair value based method, compensation cost is measured at fair value at the date of grant and is expensed over the award's vesting period. In accordance with one of the transitional options permitted under amended Section 3870, the Company has retroactively applied the fair value based method to all employee stock options granted on or after July 1, 2002, and has restated prior periods. The effect of retroactively adopting the fair value based method is to increase net loss by $231,976 for the year ended December 31, 2003 (2002 - $NIL), to increase deficit by $231,976 as at December 31, 2003 (2002 - $NIL), and to increase additional paid-in capital by $231,976 as at December 31, 2003 (2002 - $NIL).

7.

BASSETT VENTURES INC.

(Formerly AssistGlobal Technologies Corp.)

NOTES TO FINANCIAL STATEMENTS

December 31, 2005

(Expressed in Canadian Dollars)

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

(e)

Earnings (loss) per share

The Company calculates basic earnings (loss) per share using the weighted average number of common shares outstanding during the period excluding escrowed shares for which the release is subject to the satisfaction of performance criteria.  Diluted net earnings (loss) per share are calculated by the treasury stock method.  Under the treasury stock method, the weighted average number of common shares outstanding assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are applied to repurchase common shares at the average market price for the period in calculating the net dilution impact.  Stock options and warrants are dilutive when the Company has income from continuing operations and the average market price of the common shares during the period exceeds the exercise price of the options and warrants.

The loss per share reflects the four for one consolidation of the common shares during 2005. The comparative loss per share has been restated to reflect the consolidation.

4.

DISCONTINUED OPERATIONS

On July 6, 2003, the Company acquired all of the issued and outstanding common shares of AGI in exchange for 10,350,000 common shares of the Company. The transaction was accounted for as a reverse takeover in accordance with Canadian generally accepted accounting principles during the year ended December 31, 2003.

Due to unsuccessful efforts of the Company to secure financing for AGI’s operations, the board of directors of each of the Company and AGI has determined that it is in the best interests of both companies that the Company divests of all of its interest in AGI to the former principal shareholders.

As a result, during the year, the Company distributed its shares of AGI to certain officers and employees of AGI who surrendered 1,688,992 shares of the Company. These surrendered shares were cancelled and returned to treasury. As part of the transaction, the Company forgave $279,230 of intercorporate debt owed by AGI to the Company and transferred its ownership of AssistGlobal (USA) Inc. to AGI.

8.

BASSETT VENTURES INC.

(Formerly AssistGlobal Technologies Corp.)

NOTES TO FINANCIAL STATEMENTS

December 31, 2005

(Expressed in Canadian Dollars)

4.

DISCONTINUED OPERATIONS, continued

	2005	2004
Revenue	$412,133	$690,403
Direct costs	265,587	489,329
Gross margin	146,546	201,074
Expenses
Amortization	7,007	22,372
General and administrative	134,681	341,245
Interest	3,883	6,958
	145,571	370,575
Net income (loss) from discontinued operations	$975	$(169,501)

Assets and liabilities of discontinued operations reflected in the balance sheet at December 31, 2004 were comprised of:

Assets
Current
Accounts receivable	$14,129
Accounts receivable	183,690
Prepaid expenses	43,454
241,273
Property and equipment	65,967
Intangible assets	1
$307,241
Liabilities
Current
Accounts payable and accrued liabilities	$163,516
Demand Loan	100,000
Unearned revenue	72,762
Capital lease obligations, current	19,133
355,411
Capital lease obligations	5,652
Promissory notes payable	50,000
$411,063

9.

BASSETT VENTURES INC.

(Formerly AssistGlobal Technologies Corp.)

NOTES TO FINANCIAL STATEMENTS

December 31, 2005

(Expressed in Canadian Dollars)

5.

PROPERTY AND EQUIPMENT

		Accumulated
	Cost	Amortization	2005	2004
Computer equipment	$4,754	$2,139	$2,615	$55,627
Computer software	–	–	–	5,671
Furniture and fixtures	1,772	177	1,595	8,709
Leasehold improvements	2,522	210	2,312	–
	$9,048	$2,526	$6,522	$70,007

6.

DEMAND LOAN

The demand loan is unsecured, non-interest bearing with no fixed terms of repayment.

7.

SHARE CAPITAL

(a)

Authorized

Unlimited common shares without nominal or par value

(b)

Issued and fully paid

	Number of shares	Stated value
Balance at December 31, 2003	16,003,343	$553,180
Stock options exercised	1,000,000	423,823
Issue of common shares for cash	420,000	137,393
Share issuance costs	–	(9,793)
Shares issued for services	200,000	28,000
Balance at December 31, 2004	17,623,343	1,132,603
Share consolidation 4:1	(13,217,508)	–
Shares returned to treasury (Note 4)	(1,688,992)	(168,899)
Issued shares by way of private placements	1,500,000	150,000
Balance, December 31, 2005	4,216,843	$1,113,704

(c)

Stock options

The Company maintains a fixed stock option plan that enables it to grant options to its directors, officers, employees and other service providers. Each option agreement with the grantee sets forth, among other things, the number of options granted, the exercise price and the vesting conditions of the options. A summary of the status of the options outstanding and exercisable follows:

10.

BASSETT VENTURES INC.

(Formerly AssistGlobal Technologies Corp.)

NOTES TO FINANCIAL STATEMENTS

December 31, 2005

(Expressed in Canadian Dollars)

7.

SHARE CAPITAL, continued

(c)

Stock options, continued

		Weighted average
	Number of shares	exercise price
Balance at December 31, 2003	1,388,333	$0.39
Granted	2,550,000	0.26
Exercised	(1,000,000)	0.33
Cancelled	(332,333)	0.39
Balance at December 31, 2004	2,606,000	0.29
Cancelled	(950,000)	0.32
Share consolidation 4:1	(1,242,000)	–
Balance at December 31, 2005	414,000	$0.28

As at December 31, 2005, the following stock options were outstanding:

		Number		Number
		outstanding at		exercisable at
Exercise price		December 31, 2005	Expiry date	December 31, 2005
$1.20		11,500	January 25, 2007	11,500
$1 56	($1.20 USD)	125,000	December 9, 2008	125,000
$1.32	($1.00 USD)	37,500	January 16, 2009	37,500
$1.56	($0 60 USD)	237,500	August 25, 2009	237,500
		414,000		414,000

During the year, under the fair value based method, $nil (2004 - $109,589) in compensation expense was recorded in the statements of operations and deficit for stock options granted to directors and a consultant.

The fair value of share options used to calculate compensation expense has been estimated using the Black-Scholes option pricing model with the following assumptions:

	2005	2004
Risk free interest rate	–%	4%
Stock price volatility	–%	103%
Expected life of options	–
	5 years

The weighted average fair value of options granted during the year ended December 31, 2005 is $nil (2004 - $0.09) per share.

11.

BASSETT VENTURES INC.

(Formerly AssistGlobal Technologies Corp.)

NOTES TO FINANCIAL STATEMENTS

December 31, 2005

(Expressed in Canadian Dollars)

7.

SHARE CAPITAL, continued

(d)

Additional paid-in capital

	2005	2004
Balance, beginning, as previously stated	$459,835	$48,300
Adjustment for stock compensation (Note 3 (d))	–	231,976
Balance at December 31, 2003, as restated	459,835	280,276
Stock based compensation	–	270,882
Transfer to share capital on exercise of options	–	(91,323)
Shares cancelled and returned to treasury	168,899	–
Balance, ending	$628,734	$459,835

8.

FINANCIAL INSTRUMENTS

Fair values

The carrying amounts of: cash and cash equivalents; accounts receivable; accounts payable and accrued liabilities; and demand loan approximate their fair values due to the short-term maturity of these instruments.

9.

INCOME TAXES

 (a)

Future tax assets and liabilities

	2005	2004
Future tax assets (liabilities):
Operating loss carry-forwards	$236,041	$308,071
Property and equipment	1,381	(4,536)
	237,422	303,535
Valuation allowance	(237,422)	(303,535)
Net future tax asset	$–	$–

(b)

Loss carry-forwards

The Company and its subsidiaries have estimated accumulated losses of approximately $663,036. These losses expire as follows:

2010	$183,120
2014	275,873
2015	204,043
$663,036

12.

BASSETT VENTURES INC.

(Formerly AssistGlobal Technologies Corp.)

NOTES TO FINANCIAL STATEMENTS

December 31, 2005

(Expressed in Canadian Dollars)

10.

RELATED PARTY TRANSACTIONS

December 31,	2005	2004
Management and consulting fees paid to officers and directors
of the Company and/or companies controlled by them	$90,000	$192,117
Sales to a company controlled by a director of the
Company	$–	$771
Amounts included in accounts receivable due from a
company controlled by a director of the Company	$–	$2,061
Amounts included in accounts payable due to companies
controlled by/or with common directors of the Company	$93,365	$27,093
Rent paid to a company controlled by a director and an
officer of the Company	$–	$17,723

These amounts are recorded at the exchange amount based on the amounts paid and/or received by the parties.

11.

COMMITMENTS

Under the terms of management and consulting services agreements with companies controlled by officers and directors of the Company, the Company will be required to make annual management and consulting payments as follow:

2006	$72,500

12.

COMPARATIVE FIGURES

Comparative figures in the balance sheet for the year ended December 31, 2004 and the statements of operations and deficit and cash flows include the accounts of AGI. The investment in AGI was written-off during the year ended December 31, 2005 (see Note 4). The comparative figures have been reclassified, where applicable, to conform with the current year’s presentation and are presented for comparative purposes only.

13.

BASSETT VENTURES INC.

(Formerly AssistGlobal Technologies Corp.)

NOTES TO FINANCIAL STATEMENTS

December 31, 2005

(Expressed in Canadian Dollars)

13.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company’s financial statements have been prepared in accordance with Canadian GAAP, which differs in certain respects from U.S. GAAP. The Company’s net loss reported under Canadian GAAP is consistent with the net loss and comprehensive income that would be reported under U.S. GAAP.

Recent accounting pronouncements

In December 2004, the FASB issued revised SFAS No. 123 (SFAS No. 123R), “Share-Based Payment”.. This standard eliminates the ability to account for share-based compensation transactions using the intrinsic value-based method under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”, and requires instead that such transactions be accounted for using a fair value based method. SFAS No. 123R is effective for financial statements issued at the beginning of the next fiscal year that begins after December 15, 2005. The adoption of this accounting pronouncement is not expected to have a material effect on the financial statements.

In February 2005, the EITF issued EITF Issue 04-8, “The Effect of Contingently Convertible Instruments on Diluted Earnings Per Share”. EITF 04-8 was effective for periods ending after December 15, 2004 and requires certain contingently convertible instruments be included in diluted earnings per share. The adoption of EITF 04-8 did not change the methods of or results of the calculation of the Company’s earnings per share.

In June 2005, the FASB issued FAS No. 154, “Accounting Changes and Error Corrections”.. FAS 154 changes the accounting and reporting of a change in accounting principles. Prior to FAS 154, voluntary changes in accounting principles were required to be recognized as a cumulative effect adjustment within net income during the period of the change. FAS 154 requires retrospective application to prior period financial statements unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. FAS 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005. the Company does not believe the adoption of FAS 154 will have a material effect on its financial position or results of operations.

14.